KingsCrowd, Inc.

855 Boylston Street

Boston MA 02116

September 20, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jessica Livingston

Re:	KingsCrowd, Inc. (the “Company”) Post Effective Amendment Form 1-A File No. 024-11497 (the “Offering Statement”)

Dear Ms. Livingston:

We hereby request that the U.S. Securities and Exchange Commission (the “Commission”) approve the qualification of the Offering Statement of the Company as of 4:00 PM Eastern Daylight Time on Friday, September 23, 2022.

We request that we be notified of such qualification by a telephone call to Mr. William Ruffa at (646) 831-0320. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Ruffa & Ruffa, P.C., attention: William Ruffa, via email at bruffa@lawruffa.com.

Sincerely,
KingsCrowd, Inc.

By:	/s/ Christopher Lustrino
Christopher Lustrino
President

cc:           William P. Ruffa, Esq.